FOR IMMEDIATE RELEASE

GENESIS HEALTHCARE ANNOUNCES AMENDED MERGER AGREEMENT
WITH FORMATION CAPITAL AND JER PARTNERS

Shareholders to Receive Increased Price of $65.25 per Share in Cash,
Increasing at 9% per Annum Beginning July 31, 2007

Shareholder Vote to Approve Merger Rescheduled to May 11, 2007

KENNETT SQUARE, PA – May 2, 2007 – Genesis HealthCare Corporation (“GHC” or “Genesis”) (NASDAQ: GHCI) today announced that it has amended its merger agreement with a venture between affiliates of Formation Capital, LLC (“Formation”) and JER Partners (“JER”) to increase the consideration payable to Genesis shareholders to $65.25 per share in cash from $64.25 per share. Under the amended agreement, if the transaction is not completed prior to July 31, 2007, the purchase price will increase by 9% per annum, or $0.01609 per day, beginning July 31, 2007 until the transaction closes.

The increased price values the transaction at approximately $1.77 billion, including the assumption of approximately $475 million in debt, and represents a premium of approximately 35.8% over the average closing price for GHC common stock over the 30 days prior to announcement of the transaction in January 2007.

Both a Special Committee of the Board consisting solely of independent, outside directors and the full Board of Directors of Genesis have unanimously approved the amended merger agreement and unanimously recommend that shareholders vote in favor of the Formation/JER transaction.

The Special Committee and the Board of Directors also determined that the previously announced proposal from Fillmore Capital Partners, LLC to acquire all outstanding common shares of Genesis for $65.25 per share in cash, increasing at 6% per annum beginning on August 15, 2007, was not superior to the amended Formation/JER transaction.

The adjourned annual meeting of Genesis shareholders, at which the shareholder vote on the Formation/JER transaction will take place, will be held on May 11, 2007 at 10:00 a.m. at Genesis headquarters in Kennett Square, Pennsylvania. Only shareholders of record as of March 5, 2007 are entitled to vote at the annual meeting.

About Genesis HealthCare Corporation
Genesis HealthCare Corporation (NASDAQ: GHCI) is one of the nation's largest long-term care providers with over 200 skilled nursing centers and assisted living residences in 13 eastern states. Genesis also supplies contract rehabilitation therapy to over 600 healthcare providers in 20 states and the District of Columbia.

Forward-Looking Statements
A number of the matters discussed in this document that are not historical or current facts deal with potential future circumstances and developments, in particular, information regarding the expected timetable for completing the transaction, successful integration of the business, benefits of the transaction and any other statements contained in this news release that are not purely historical fact are forward-looking statements. The discussion of such matters is qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from actual future experience involving any one or more of such matters. Such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected. Such risks and uncertainties include, but are not limited to, the approval of the proposed merger by regulatory agencies, approval of the merger by the shareholders of GHC, satisfaction of various other conditions to the closing of the merger contemplated by the merger agreement and the risks that have been described from time to time in GHC’s reports filed with the Securities and Exchange Commission (“SEC”), including its definitive proxy statement in connection with the 2007 annual meeting of shareholders and its annual report on Form 10-K for the fiscal year ended September 30, 2006. This document speaks only as of its date, and each of GHC, JER and Formation disclaims any duty to update the information herein.

Additional Information and Where to Find It:
On March 7, 2007, GHC filed with the SEC, and thereafter furnished to shareholders, a definitive proxy statement in connection with its 2007 annual meeting of shareholders. Since March 7, GHC has filed additional proxy soliciting materials, including a proxy supplement that was filed with the SEC on April 23, 2007. Investors and security holders are urged to read the proxy statement, supplement and other documents filed or to be filed by GHC because they contain (or will contain when available) important information about the proposed merger. Investors and security holders may obtain a free copy of the proxy statement and other documents filed by GHC (when available) at the SEC website at http://www.sec.gov. The proxy statement, supplement and other documents also may be obtained for free from GHC by directing such request to Genesis HealthCare Corporation, Investor Relations, 101 East State Street, Kennett Square, PA 19348; telephone: 610-925-2000.

Participants in the Solicitation
GHC and its directors, executive officers and other members of its management and employees may be deemed participants in the solicitation of proxies from its stockholders in connection with the proposed merger and GHC’s scheduled 2007 annual meeting. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies from GHC shareholders is set forth in GHC’s proxy statement filed on March 7, 2007 and in its proxy statements and Annual Reports on Form 10-K previously filed with the SEC.

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GHC Investor Contact:

Jim McKeon, CFO: (610) 444-8425
Lori Mayer, Director Investor Relations (610) 925-2000

GHC Media Contact:
Jim Barron/Renée Soto: (212) 687-8080